The Verona Firm, PLLC

Brett Alan Verona, Esq.
Post Office Box 18191
Tampa, FL 33679

TEL (813) 258-0852
FAX (813) 464-7757
Brett@TheVeronaFirm.com

February 28, 2022

Claire DeLabar
Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

Re: TELCO CUBA, INC
Amendment No. 3 to Offering Statement on Form 1-A
Filed February 17, 2022
File No. 024-11611

Ms. DeLabar:

Pursuant to the correspondence dated February 28, 2022, below please find our responses to your original comments (responses in bold). We will also be uploading the revised Regulation A offering as well.

1. Please revise the table on the cover page to indicate that the company will not receive the $200,000 in proceeds from the offering of shares by William J. Sanchez.

The filing has been revised accordingly.

2. Please revise the number of shares outstanding after the offering in the prospectus summary and in the description of capital stock on page 37 to reflect the total number of shares included in this offering. We note that the disclosure currently indicates that 300,000 shares are being offered when the company is offering 260 million shares of common stock in this offering statement.

The filing has been revised accordingly.

3. You disclose that you have 7,259,394,066 outstanding shares of common stock. We note that your articles of incorporation authorize only 75 million shares of common stock. Please advise. To the extent that you have amendments to the articles of incorporation and bylaws, including those that reflect your new corporate name, please file them as exhibits.

All amendments to the Articles of Incorporation, including share authorizations and name changes, have been uploaded to exhibit 2.1.

Kind regards.

DocuSigned by:
Brett Verona
8A1BDB770CEE47B

Brett Verona